AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508

November 3, 2005

U.S. Securities and Exchange Co[redacted]
Division of Corporation Finance
Office of International Corporate
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Deborah S. Stein
Vice President Controller

enclosures

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS PROVIDES GUIDANCE ON SPIN-OUT

NOT FOR DISTRIBUTION IN THE U.S. OR TO U.S. NEWSWIRE SERVICES

Calgary, Alberta (October 26, 2005) – AltaGas Income Trust (the Trust) (TSX: ALA.UN) announced today that, further to the amended and restated preliminary prospectus relating to the spin-out of the Trust's natural gas distribution business and AltaGas Utility Group Inc.'s (AltaGas Utility Group) initial public offering filed on October 21, 2005, the Trust expects that at the closing of the transactions contemplated in the prospectus:

- approximately 47 percent of AltaGas Utility Group's shares will have been distributed to holders of record of the Trust's trust units (Trust Units) and AltaGas Holding Limited Partnership No. 1's (AltaGas LP #1) Class B limited partnership units (Class B Units) as a special distribution at a ratio of approximately one AltaGas Utility Group share for every seven Trust Units or Class B Units;
- between 23 and 27 percent of AltaGas Utility Group's shares will have been retained indirectly by the Trust;
- between 26 and 30 percent of AltaGas Utility Group's shares will have been sold to the public through the treasury offering and the secondary offering; and
- net proceeds from the transaction received by the Trust will be used to repay debt.

David Cornhill, Chairman and CEO of AltaGas Income Trust remarked "We are pleased that the spin-out of our natural gas distribution segment is proceeding smoothly. We have received approval from the Alberta Energy and Utilities Board and expect to close in mid-November, subject to remaining regulatory and exchange approvals." He reaffirmed that "The separation of the investment in AltaGas Income Trust into two investments will enhance unitholder value."

The securities offered have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the 1933 Act), or any state securities laws. Accordingly, they may not be offered or sold within the United States except pursuant to registration under the 1933 Act and applicable state securities laws or pursuant to an exemption from registration therefrom.

AltaGas moves energy from its source to the end-user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.4 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end-users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by the Trust with Canadian securities regulators. The Trust disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	10/01/2005 - 10/31/2005

Summary

Issued & Outstanding Opening Balance :	52,190,200	As at :	10/01/2005

	Effect on Issued & Outstanding Securities
Employee Trust Unit Option Plan #1	5,000
DRIP Plan #1 - Trust Units	103,120
Other Issuances and Cancellations	300
Issued & Outstanding Closing Balance :	52,298,620

Employee Trust Unit Option Plan #1

Stock Options Outstanding Opening Balance: **200,700** As at : 10/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
10/25/2005	N		3,000		
10/31/2005	N		2,000		
Totals		0	5,000	0	0

Stock Options Outstanding Closing Balance: **195,700** As at : 10/31/2005

DRIP Plan #1 - Trust Units

Opening Reserve **1,768,605** As at : 10/01/2005

Effective Date	Securities Listed	Securities Issued
10/17/2005		103,120
Totals	0	103,120

Closing Reserve: **1,665,485** As at : 10/31/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
10/12/2005	Conversion (General)	300

Filer's comment
Exchangeable AHLP No. 1 units to Trust Units

Totals		300

Filed on behalf of the Issuer by:

SEC File # 82-34911

Name: Pamela Deveau
Phone: 403-691-7517
Email: pamela.deveau@altagas.ca
Submission Date:
Last Updated: 11/01/2005 09:05:03

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST TO HOLD CONFERENCE CALL AND WEBCAST ON THIRD QUARTER RESULTS ON NOVEMBER 9, 2005

Calgary, Alberta (November 4, 2005) -- AltaGas Income Trust (AltaGas or the Trust) will announce its third quarter 2005 earnings results on Wednesday, November 9, 2005. A conference call and webcast to discuss the results will be held the same day.

Time:	2:00 p.m. Mountain Time (4:00 p.m. Eastern Time)
Dial-in:	1-416-640-4127 or 1-800-814-3911 toll-free
Webcast:	http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1261040

Shortly after the conclusion of the live call, a replay will be available by dialing 1-416-640-1917 or 1-877-289-8525. The pass code is 21157544 followed by the pound key. The replay will expire at midnight (ET) on November 16, 2005. The webcast will be available through a link on our website for approximately 60 days.

AltaGas moves energy from its source to the end-user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.4 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end-users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

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AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES PURCHASE OF ALBERTA POWER RETAIL BUSINESS

Calgary, Alberta (November 3, 2005) -- AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that it has closed the purchase of substantially all of the assets and liabilities of iQ2 Power Corp. (iQ2), a privately held, Alberta-based power retail business. The acquisition was initially announced on September 6, 2005 and has an effective date of July 1, 2005.

iQ2 has a strong position in the retail electricity business in Alberta, serving over 700 agricultural, industrial and commercial clients with a total demand of approximately 60 megawatts. Power is sold over a variety of contract terms, both through customer aggregations and direct sales to end-users. In addition to its core power retailing business, it has also entered the natural gas retailing business.

In connection with the acquisition, AltaGas has retained the management and employees of iQ2. The business will be integrated with the AltaGas Energy Services business, and like that business will be a fee for service and fixed margin based business without commodity trading exposure.

David Cornhill, Chairman and CEO of AltaGas remarked, "Our acquisition of iQ2's assets marks AltaGas' entry into the Alberta retail power marketplace and enhances our capability across Canada in the Energy Services segment of our business." He added, "We look forward to the employees of iQ2 joining our team, building strong relationships with their existing clients and growing our national retail energy services business."

AltaGas moves energy from its source to the end-user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.4 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end-users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca